SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                  Powergen plc
                                (Name of Issuer)

                               Ordinary 50p Shares
                         (Title of Class of Securities)

                                    738905405
                                 (CUSIP Number)

                                  June 4, 2001
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. ............................................................738905405

1)  Name of Reporting Person..................... Lehman Brothers Holdings Inc.

     S.S. or I.R.S. Identification No. of Above Person.............. 13-3216325

2)   Check the Appropriate Box if a Member of a Group............... (a)  [   ]
                                                                     (b)  [   ]
3)   SEC Use Only

4)   Citizenship or Place of Organization............................. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)   Sole Voting Power...............................................38,356,997

6)   Shared Voting Power..................................................  -0-

7)   Sole Dispositive Power......................................... 38,356,997

8)   Shared Dispositive Power.............................................. -0-

9)   Aggregate Amount Beneficially Owned by Each Reporting Person... 38,356,997

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares.....[   ]

11)  Percent of Class Represented by Amount in Row 9..................... 5.89%

12)  Type of Reporting Person............................................... HC

Item 1(a).        Name of Issuer:

                                Powergen plc

Item 1(b).        Address of Issuer's Principal Executive Offices:

                                53 New Broad Street
                                London, EC2M 1SL

Item 2(a).        Name of Person Filing:

                                Lehman Brothers Holdings Inc.

Item 2(b).        Address of Principal Business Office:

                                3 World Financial Center
                                New York, NY  10285

Item 2(c).        Citizenship or Place of Organization:

                                Delaware

Item 2(d).        Title of Class of Securities:

                                Ordinary 50p Shares

Item 2(e).        CUSIP Number:

                                738905405

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                   (a) [ ] A broker or dealer under Section 15 of the 1934 Act
                   (b) [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
                   (c) [ ] An insurance company as defined in Section 3(a)(19)
                           of the 1934 Act
                   (d) [ ] An investment company registered under Section 8
                           of the Investment Company Act of 1940
                   (e) [ ] An investment advisor in accordance with Rule
                           13d-1(b)(1)(ii)(E)
                   (f) [ ] An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F)
                   (g) [X] A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G)
                   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
                   (i) [ ] A church plan that is excluded from the definition of investment company under Section 3(c)(14)Of the Investment Company Act of 1940
                   (j) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J)


Item 4.            Ownership

(a)     Amount Beneficially Owned

        See Item 9 of cover page.

(b)     Percent of Class:

        See Item 11 of cover page.

(c)     Number of shares as to which the person has:

                  (i) sole power to vote or to direct the vote
                  (ii) shared power to vote or to direct the vote
                  (iii) sole power to dispose or to direct the disposition
                  (iv) shared power to dispose or to direct the dispostion

        See Items 5-8 of cover page.

Item 5. Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                   Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

                      The relevant subsidiary is Lehman Brothers International (Europe), a United Kingdom registered broker/dealer.

Item 8.            Identification and Classification of Members of the Group

                                Not Applicable

Item 9.            Notice of Dissolution of Group

                                Not Applicable

Item 10.          Certification

[ ] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[X ] By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.


By:
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      Name:  Barrett DiPaolo
      Title: Vice President